Bunge and Corn Products International Merger Employee Communication Session June 23, 2008 Filed by Corn Products International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Corn Products International, Inc. Commission File No.: 001-13397

Our Core Values Integrity Excellence Respect Financial Success

Transaction Background Bunge expressed an interest in Corn Products International Board had fiduciary responsibility to give Bunge offer consideration and evaluation The more we looked at the Bunge offer, the more it became a compelling strategic fit for our Company and the best path to take for all stakeholders

Transaction Overview Deal has been approved by the Boards of both companies Bunge to acquire Corn Products International in an all-stock transaction valued at $56 per Corn Products common share Value of transaction, including assumption of our debt, should be approximately $4.8 billion Upon closing, Corn Products International shareholders will receive common shares of Bunge based on an exchange formula described in the public announcement Transaction expected to close early in the fourth quarter of 2008 Closing subject to customary conditions, including regulatory clearances and approval by the shareholders of both companies

Bunge at a Glance Leading global agribusiness and food company founded in 1818 with headquarters in White Plains, New York More than 25,000 employees in over 30 countries 2007 net sales of $37 billion and net income of $778 million Major businesses: oilseed processing; vegetable oil, margarine and mayonnaise; premium edible oils; and South America fertilizer Goal: Build the best agribusiness and food company in the world Strategy: Move to higher-value ingredients Bunge Core Values Our Core Values Integrity -- Integrity Teamwork -- Excellence Customer Focus -- Respect Commitment -- Financial Success Openness and Trust Entrepreneurship For more information, visit www.bunge.com

Why Does This Merger Work? Corn Products International fits Bunge's strategy to add higher- value products to its portfolio, and Bunge will enable Corn Products to accelerate excelling at the base business and growing geographically Gives Bunge a corn value chain it desires and further agribusiness diversification Corn Products International to become key operating subsidiary of a much larger public company with a greater scope, breadth and financial resources Optimum fit for Corn Products International in today's rapidly changing agribusiness and processing environment Enhanced career and development opportunities for our employees as part of larger and more diverse organization Highly complementary to Bunge's businesses - commercially, operationally and geographically Creates opportunities for our business to grow more quickly and strategically - and in more areas of the world

Impact of Bunge Merger Corn Products International will become a subsidiary of Bunge Corn Products International headquarters will remain in Westchester No closure of industrial facilities expected Aggregate health and welfare benefits will be comparable for the next year; beyond that point, the company will move to standardize benefits Synergies are expected in areas such as procurement, logistics and elimination of duplicate costs Bunge and Corn Products International share a common culture around core values and strong ethics, a rich and successful heritage in the agribusiness and processing industries, and talented and dedicated workforces Both companies have a long history of respect for their people and a strong support of the communities where operations exist

What's Next As is our practice, we pledge to keep you informed on a regular basis as more information becomes available Integration team of people from both companies will be formed Communication with Bunge will occur through joint integration teams

Summary For now, I ask for your patience as we work through this transition phase together We recognize there is some anxiety and uncertainty because all questions cannot be answered right away We are still a publicly traded, independent company, and we must continue to perform in the same excellent and dedicated way we always have I know I can count on each and every one of you in the Corn Products family to help make this a successful undertaking We can take great pride in what we have accomplished as Corn Products International and look to achieve even more in this new chapter for our Company

Speed Competitiveness Quality Excel at Our Base Business Drive Organic Growth Expand Product Portfolios Grow Business in High-Growth Regions Be an Ingredient Supplier Customers Employees Community Shareholders Asset Utilization Innovation Integrity Excellence Respect Financial Success 2008 Food Production Category 2008 Food Production Category 2008 Food Production Category 2008 Food Production Category Rank Company Score 1 Bunge 7.08 2 Corn Products 6.85 3 Pilgrim's Pride 6.79 4 Smithfield Foods 6.34

Q & A

Impact of Bunge Merger Forward Looking Statements This material contains "forward-looking statements", including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "continue", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge. Relevant risks and uncertainties include those referenced in Corn Products' and Bunge's filings with the Securities and Exchange Commission (the "SEC") which can be obtained as described in "Additional Information" below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products' operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Impact of Bunge Merger Additional Information This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC's web site (www.sec.gov), by accessing Corn Products' website at www.cornproducts.com under the tab "Investors" and then under the heading "Financial Reports" and then under the heading "SEC Filings" and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge's website at www.bunge.com under the tab "About Bunge" and then under the heading "Investor Information" and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations. Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products' directors and executive officers is available in Corn Products' proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products' most recent filing on Form 10-K. Information about Bunge's directors and executive officers is available in Bunge's proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge's most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available. Final Employee Communication Doc. 6.23.08